
March 12, 2021

Scott A. Roe
Chief Financial Officer
V. F. Corporation
1551 Wewatta Street
Denver, CO 80202

      Re: V.F. Corporation
           Form 10-K for the Fiscal Year Ended March 28, 2020
           Filed May 27, 2020
           File No. 001-05256

Dear Mr. Roe:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing